NEWS RELEASE

January 6, 2014	Release 01-2014

WESTERN COPPER AND GOLD SUBMITS CASINO PROJECT PROPOSAL

VANCOUVER, BC: Western Copper and Gold Corporation (“Western” or the “Company”) (TSX:WRN; NYSE MKT:WRN) is pleased to announce that its wholly owned subsidiary, Casino Mining Corp. (“CMC”), has submitted the final Casino Project Proposal (the “Proposal”) to the Yukon Environmental and Socio-Economic Assessment Board (“YESAB”) for Screening.

Knight Piésold Ltd. led the team of top environmental scientists and engineers that prepared the Proposal under the direction of Paul West-Sells, President and Jesse Duke, Vice President Environmental Affairs of Casino Mining Corp. The Proposal is the result of over six years of effort and over $18 million of investment. It is anticipated that it will take another $1 million to $2 million to complete permitting. As of September 30, the Company had over $26 million dollars in cash and short term investments and no debt. The Company is still on target to be permitted for construction by early 2016.

“Submission of the Proposal is an important first step,” said Dale Corman, Chairman and CEO of Western, “Once the Proposal has been declared adequate, which we expect in the next few months, we will shift our focus toward detailed engineering and financing of the Casino Project.”

Screening of the Proposal by YESAB is the first stage in the assessment and permitting of the Casino Project. Once the project receives a positive recommendation from YESAB, the Company will secure a Quartz Mining License and Land Use Permit from the Yukon Government and a Water Use License from the Yukon Water Board. These licenses and permits will allow for the construction and operation of Casino Project.

ABOUT WESTERN COPPER AND GOLD CORPORATION

Western Copper and Gold Corporation is a Vancouver-based exploration and development company with significant copper, gold and molybdenum resources and reserves. The Company has 100% ownership of the Casino Project located in the Yukon Territory. The Casino Project is one of the world's largest open-pit gold, copper, silver and molybdenum deposits. For more information, visit www.westerncopperandgold.com.

On behalf of the board,

“Dale Corman”

F. Dale Corman

Chairman & CEO

For more information please contact Paul West-Sells, President & COO or Investor Relations’ Chris Donaldson or Julie Kim Pelly, at 604.684.9497 or email info@westerncopperandgold.com.

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Cautionary Disclaimer Regarding Forward-Looking Statements and Information

Certain of the statements and information in this news release constitute “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995 and “forward-looking information” within the meaning of applicable Canadian securities laws. Forward-looking statements and information generally express predictions, expectations, beliefs, plans, projections, or assumptions of future events or performance and do not constitute historical fact. Forward-looking statements and information tend to include words such as “may”, “could”, “expects”, “plans”, “estimates”, “intends”, “anticipates”, “believes”, “targets”, “forecasts”, “schedules”, “goals”, “budgets”, or similar terminology. Forward-looking statements and information herein include, but are not limited to, the technical and financial viability of mining, leaching and processing operations at Casino; the economic potential of the Casino mineral deposit; the existence and size of the mineral deposit at Casino; estimated timeframes and costs to obtain permits; ability to secure financing for mine construction and development on acceptable terms; Information concerning mineral reserves and mineral resources also may be deemed to be forward-looking information in that it reflects a prediction of the mineralization that would be encountered if a mineral deposit were developed and mined.

All forward-looking statements and information are based on Western’s or its consultants’ current beliefs as well as various assumptions made by and information currently available to them. These assumptions include, without limitation, the economic models for Casino; estimated capital costs of the project; costs of production; success of mining operations; projected future metal prices; engineering, procurement and construction timing and costs; the timing, costs, and obtaining of permits and approvals; the geological, metallurgical, engineering, financial and economic advice that Western has received is reliable, and is based upon practices and methodologies which are consistent with industry standards; and the continued financing of Western’s operations. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect. Forward-looking statements and information are inherently subject to significant business, economic, and competitive uncertainties and contingencies and are subject to important risk factors and uncertainties, both known and unknown, that are beyond Western’s ability to control or predict. Actual results and future events could differ materially from those anticipated in forward-looking statements and information. Examples of potential risks are set forth in Western’s most recently filed Form 40-F with the U.S. Securities and Exchange Commission and its most recently filed Annual Information Form with the Canadian Securities Administrators as of the date of this news release. Accordingly, readers should not place undue reliance on forward-looking statements or information. Western expressly disclaims any intention or obligation to update or revise any forward-looking statements and information whether as a result of new information, future events or otherwise, except as otherwise required by applicable securities legislation.

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TSX: WRN
NYSE MKT: WRN